Exhibit 4.6

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, certain provisions of our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), our Amended and Restated Bylaws (“Bylaws”), and certain provisions of Delaware law are summaries. The following is qualified in its entirety by (i) our Certificate of Incorporation, (ii) our Bylaws, (iii) forms of our warrants, and (iv) the Purchase Agreement (as defined below), each of which is filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2022, to which this exhibit is also appended.

General

Our Certificate of Incorporation authorizes us to issue up to 200,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share, all of which shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our Certificate of Incorporation and Bylaws, our stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. No shares of preferred stock are outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

Series A Warrants

As of December 31, 2022, warrants (each, a “Series A Warrant”) to purchase an aggregate of 803,112 shares of our common stock with an exercise price of $9.00 per share of common stock were outstanding. The Series A Warrants are exercisable at any time and will terminate at the earlier of (i) three years from the date of issuance, (ii) upon liquidation of the Company and (iii) upon the Company’s common stock trading at $27.00 per share for at least 10 days out of a consecutive 20 day trading period beginning after the first anniversary of an initial public offering of the Company’s common stock. The exercise price of the Series A Warrants is subject to appropriate adjustment in the event of certain stock splits, subdivisions and combinations, stock dividends, asset or capital dividends, consolidations, mergers, sales of assets, reorganizations or reclassifications.

Series B Warrants

As of December 31, 2022, warrants (each, a “Series B Warrant”) to purchase an aggregate of 500,000 shares of our common stock with an exercise price of $10.00 per share of common stock were outstanding. The Series B Warrants were issued to certain accredited investors pursuant to a Securities Purchase Agreement, dated April 26, 2021 (the “Purchase Agreement”), among the Company and such accredited investors. The Series B Warrants are exercisable at any time and will terminate at three years from the date of issuance.

Adjustments in Exercise Price. The exercise price of the Series B Warrants is subject to appropriate adjustment in the event of certain stock splits, stock combinations, reclassifications, capital reorganizations or changes in the capital stock, dividends or distributions of assets (including any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, subdivision, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction).

Registration Rights.  Under the terms of the Purchase Agreement, the Company agreed to register the shares of common stock in the units and the shares of common stock underlying our Series B Warrants. The Company is required to use its commercially reasonable efforts to file a registration statement (a “Resale Registration Statement”) for the resale of such securities within 45 days following the closing date (the “Filing Date”) and to use its commercially reasonable efforts to cause such Resale Registration Statement to be declared effective within 90 days of the Filing Date. The Company may be required to pay liquidated damages if it does not meet certain deadlines with respect to its registration obligations under the Purchase Agreement or if certain other events that impact the Resale Registration Statement or its effectiveness occur. The Company also agreed to other customary obligations regarding registration, including indemnification and maintenance of the effectiveness of the Resale Registration Statement.

Registration Rights

Certain holders of shares of our common stock, including those shares of our common stock that were issued upon conversion of our convertible preferred stock upon the closing of our initial public offering, will be entitled to certain rights with respect to registration of such shares under the Securities Act pursuant to the terms of an Amended and Restated Investors’ Rights Agreement by and among us and certain of our stockholders (the “Investors’ Rights Agreement”). These shares are collectively referred to herein as registrable securities.

The Investors’ Rights Agreement provides the holders of registrable securities with demand, piggyback and S-3 registration rights as described more fully below. Under the terms of the Investors’ Rights Agreement, holders of registrable securities will have equivalent registration rights with respect to any additional shares of our common stock acquired by these holders.

Demand Registration Rights

At any time beginning 180 days following the effective date of our registration statement in connection with our IPO, the holders of at least 40% of the registrable securities then outstanding have the right to make up to two demands that we file a registration statement under the Securities Act, subject to specified conditions and exceptions.

Piggyback Registration Rights

If we register any securities for public sale, the holders of our registrable securities then outstanding will each be entitled to notice of the registration and will have the right to include their shares in the registration statement, subject to specified exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in such registration statement, but not below 20% of the total amount of securities included in such registration.

Registration on Form S-3

If we are eligible to file a registration statement on Form S-3, the holders of at least 20% of our registrable securities then outstanding have the right to demand that we file registration statements on Form S-3, provided that the aggregate amount of securities to be sold under the registration statement is at least $1.0 million, net of underwriting discounts and commissions and specified expenses. We are not obligated to effect a demand for registration on Form S-3 by holders of our registrable securities more than one time during any 12-month period. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Termination of Registration Rights

The demand, piggyback and Form S-3 registration rights described above will terminate on the earliest to occur of (1) the closing of a deemed liquidation event, as defined in our Certificate of Incorporation, (2) the three-year anniversary of the closing of our IPO, and (3) with respect to each stockholder, at such time as Rule 144 under the Securities Act or another similar exemption is available for the sale of all of such holder’s shares without limitation during a three-month period without registration.

Anti-Takeover Provisions

Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation provides for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. The directors may be removed by the stockholders only for cause upon the vote of holders of 66 2/3% of the shares then entitled to vote at an election of directors. Furthermore, the authorized number of directors may be changed only by resolution of our board of directors, and vacancies and newly created directorships on our board of directors may, except as otherwise required by law or determined by our board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum. Our Certificate of Incorporation and Bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing. A special meeting of stockholders may be called only by a majority of our whole board of directors, the chair of our board of directors or our chief executive officer. Our Bylaws also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and specify requirements as to the form and content of a stockholder’s notice.

Our Certificate of Incorporation further provides that the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our Certificate of Incorporation, including provisions relating to the structure of our board of directors, the size of the board, removal of directors, special meetings of stockholders, actions by written consent and cumulative voting. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our Bylaws, although our Bylaws may be amended by a simple majority vote of our whole board of directors.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Choice of Forum

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our current or former directors, officers or employees to us or our stockholders; (3) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; (4) any action or proceeding to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or our Bylaws; (5) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (6) any claim or cause of action against us or any of our current or former directors, officers or other employees, governed by the internal-affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our Certificate of Incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and a court could find that either of the exclusive forum provisions in our Certificate of Incorporation is inapplicable or unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

Our common stock is listed on the Nasdaq Capital Market under the trading symbol “IMNM.”